KJ 5/23


02006333

SECURIT[illegible] ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Court Square
(No. and Street)

Long Island City (City) NY (State) 11120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta Kilkenny 718-248-8719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave (Address) (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mallett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citicorp Investment Services, as of December 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANN MARECICH
Notary Public - State of New York
No. 01MA5073321
Qualified in Queens County
My Commission Expires Mar 24, 2003

Signature

Chief Financial Officer
Title

Notary Public

JOHN C. MALLETT
Vice President
1 Court Square
LIC, NY 11120
(718) 248-8389

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITICORP INVESTMENT SERVICES
(a wholly owned subsidiary of Citibank, N.A.)

Statement of Financial Condition

December 31, 2001

Assets

Cash held at affiliates	$	8,911,354
Cash segregated under federal and other regulations		1,522,086
Commissions receivable from clearing organizations		6,511,648
Mutual fund fees receivable		6,633,686
Securities owned, at market value		194,754,317
Due from affiliates		9,060,832
Prepaid expenses		1,817,267
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $5,593,854		1,831,249
Capitalized software, net of amortization of $95,893		836,584
Other assets		5,219,104
Total assets	$	237,098,127

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	4,281,414
Due to affiliates		59,767,347
Other liabilities		5,370,851
Total liabilities		69,419,612
Commitments and contingencies		—
Stockholder's equity:		
Common stock (authorized, issued and outstanding 2,000 shares, $1 par value)		2,000
Additional paid-in capital		66,408,951
Retained earnings		101,267,564
Total stockholder's equity		167,678,515
Total liabilities and stockholder's equity	$	237,098,127

See accompanying notes to financial statements.